EXHIBIT 2.1

ASSET PURCHASE AND SALE AGREEMENT

between

KeyOn Communications Holdings, Inc.

as Buyer,

and

Digital Bridge Communications Corporation
Digital Bridge Spectrum Corp.
and
Digital Bridge Spectrum II, LLC

as Seller

Dated as of July22, 2011

Asset Purchase Agreement

This Asset Purchase Agreement (together with all exhibits and schedules, the “Agreement”), dated as of July 22, 2011 (the “Effective Date”), is made by and between DigitalBridge Communications Corporation, a Delaware corporation Digital Bridge Spectrum Corp., a Delaware corporation and Digital Bridge Spectrum II, LLC a Delaware limited liability company (collectively, the “Seller”), and Keyon Communications Holdings, Inc., a Delaware corporation (“Buyer”).  Buyer and Seller each may be referred to in this Agreement as a “Party”, and collectively as the “Parties”.

Recitals

A.             Seller owns all right, title and interest to certain assets used in providing certain wireless broadband services (the “Business”) in Idaho, Montana, Wyoming and South Dakota (the “Big Sky Markets”); and

B.             Seller holds authorizations issued by the Federal Communication Commission (“FCC”) for the Big Sky Markets and leases spectrum licensed to unaffiliated third-parties under authorizations issued by the FCC for the Big Sky Markets as identified on the Disclosure Schedule (collectively, the “FCC Spectrum”);

C.             In accordance with the terms of this Agreement, Seller desires to sell and irrevocably and unconditionally assign and transfer to Buyer, and Buyer desires to purchase, all such assets.

Agreement

Now, Therefore, in consideration of the mutual promises and covenants contained in this Agreement, the adequacy and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS AND CONSTRUCTION

1.1           Specific Definitions.  As used in this Agreement, the following terms will have the meaning ascribed to them below:

 “Accounts Payable” shall mean the obligations of Seller as of the Closing to pay for services received, provided such payables have occurred in the Ordinary Course of Business and were incurred not more than 30 days prior to Closing.

“Accounts Receivable” shall mean the rights of Seller as of the Closing to payment for services performed or to be performed for customers of the Business, whether earned or unearned, provided such receivables are not older than 30 days and for which no reserve allowance has been previously made.

 “Accrued Expenses” shall mean the obligations of Seller as of the Closing to pay for services received from third parties, yet due and owing at some date after the Closing, provided such payables have occurred in the Ordinary Course of Business.

“Acquired Assets” will mean the FCC Spectrum, the Spectrum Leases and all of the assets set forth on the Disclosure Schedule.

“Affiliate” of a specified Person will mean any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Person specified.  For purposes of the immediately preceding sentence, “control” will mean the ability to control or effect the day to day management and control of the Person or a 50% or greater beneficial ownership interest in the partnership interests, member interests or voting stock of the Person.  For purposes of this Agreement, any Person owning an interest in Seller will be considered an “Affiliate” of Seller.

“Agreement” will have the meaning given to it in the Preamble.

“Applicable Law” will mean all national, state, provincial, local or municipal laws, statutes, codes, acts, treaties, ordinances, orders, judgments, writs, decrees, injunctions, rules, regulations, governmental approvals, licenses, permits, directives, and requirements of all regulatory and other Governmental Authorities having jurisdiction over the business or activities of the relevant Person.

“Assumed Liabilities” means any and all Liabilities accruing or arising from and after the Closing Date in connection with the Acquired Assets.  Without in any way limiting the generality of the foregoing, Assumed Liabilities will include any Liability for costs and expenses incurred by Buyer or its Affiliates in connection with this Agreement or the transactions contemplated hereby.

“Big Sky Markets” will have the meaning given to it in the recitals.

“Bill of Sale” will have the meaning given to it in Section 2.3.

“Business” shall have the meaning given to it in the recitals.

“Business Day” will mean a day other than Saturday and Sunday on which national banks are not required or authorized by law or executive order to close in Delaware.

“Buyer” will have the meaning given to it in the Preamble.

“Buyer Conditions Precedent” will have the meaning given to it in Section 3.2.

“Buyer Confidential Information” will have the meaning given to it is Section 7.1.

“Buyer Indemnified Party” will have the meaning given to it in Section 9.1.

“Claim” will have the meaning given to it in Section 9.3.1.

“Claim Notice” will have the meaning given to it in Section 9.3.1.

“Closing” will have the meaning given to it in Section 4.1.

“Closing Date” will have the meaning given to it in Section 4.1.

“Code” will mean the Internal Revenue Code of 1986, as amended.

“Company” will mean DigitalBridge Communications Corporation.

“Confidential Information” will have the meaning given to it in Section 7.2.

“Competing Transaction” shall mean any business combination or recapitalization involving Seller or any acquisition or purchase of all or a significant portion of the Acquired Assets, or any material equity interest in, Seller or any other similar transaction with respect to Seller involving any Person or entity other than Buyer other than a transaction involving the Excluded Assets.

“Contracts” will have the meaning given to it in Section 5.11.1.

“Deferred Revenue” shall mean all cash received from Subscribers in the Ordinary Course of Business, whether billed or not billed, for which Seller remains obligated to provide service.

“Disclosure Schedule” will have the meaning given to it in the preamble to Section 5.

“Effective Date” will have the meaning given to it in the Preamble.

“Environmental Laws” will mean all Applicable Laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings and charges thereunder) of Governmental Authorities (and all agencies thereof) concerning pollution or protection of the health or the environment, including laws relating to emissions, discharges, releases, or threatened releases of Hazardous Materials into the air, surface water, ground water, or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, and the Clean Water Act, each as amended.

“Estoppel Certificates” shall mean those certificates executed by the licensees who license the FCC Spectrum to the Seller, which certificates identify the specific lease documents that control the lease relationship with regard to the FCC Spectrum and Seller’s compliance with these terms in a form substantial similar to that annexed hereto as Exhibit B.

“FCC” will have the meaning given to it in the recitals above.

“FCC Consent” will have the meaning given to it in Section 3.2.4 below.

“FCC Laws” will mean all applicable FCC laws and regulations including the Communication Act of 1934, as amended.

“FCC Licenses” will mean, collectively, the Owned FCC Licenses and the Leased FCC Licenses.

“FCC Spectrum” will have the meaning given to it in the recitals above.

“Final Order” will have the meaning given to it in Section 3.2.3 below.

“GAAP” will mean the generally accepted accounting principles in the United States of America, as in effect from time to time, consistently applied.

“Governmental Authority” will mean any (a) national, state, county, municipal or local government (whether domestic or foreign) or any political subdivision thereof, (b) any court or administrative tribunal, (c) any other governmental, quasi-governmental, judicial, public or statutory instrumentality, authority, body, agency, bureau or entity of competent jurisdiction, or (d) any arbitrator with authority to bind a Person at law.

“Hazardous Material” will mean (a) any petroleum or petroleum products, flammable explosives, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, (b) any chemicals or other materials or substances which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import under any Environmental Law, and (c) any other chemical or other material or substance, exposure to which is prohibited, limited or regulated by any Governmental Authority under any Environmental Law.

“Leases” will have the meaning given to it in Section 5.18.1.

“Leased FCC Licenses” will mean the licenses for the FCC Spectrum identified in the Disclosure Schedule as being leased rather than owned.

“Leased Real Property” will have the meaning given to it in Section 5.18.1.

“Liabilities” of any Person at any date will mean, without duplication, any of the following (including whether accrued, fixed or contingent, known or unknown, due or to become unliquidated or otherwise) (a) all obligations of such Person for borrowed money, evidenced by bonds, debentures, notes, letters of credit or other similar instruments, (b) all obligations of such Person to pay the deferred purchase price of property or services, (c) all monetary liabilities of such Person under Contracts, (d) all obligations of such Person to purchase securities (or other property) which arise out of or in connection with the sale of the same or substantially similar securities (or property), (e) all obligations of others secured by a Permitted Lien on any Asset of such Person, whether or not such obligation is assumed by such Person, or (f) any other amounts properly characterized as indebtedness according to GAAP.

“Lien” will mean any mortgage, deed of trust, lien (choate or inchoate), pledge, charge, security interest, assessment, reservation, assignment, hypothecation, defect in title, encroachments and other burdens, restrictive covenant, or easement or encumbrance of any kind, whether or not filed, recorded or otherwise perfected or effective under any Applicable Law, or any preference, priority or preferential arrangement of any kind or nature whatsoever including the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

“Losses” will have the meaning given to it in Sections 9.1 and 9.2.

“Material Adverse Effect” or “Material Adverse Development” will mean any event, occurrence, change or effect that, individually or in the aggregate, (a) with respect to Seller, is materially adverse to the ability of Seller to consummate the transactions contemplated by this Agreement and to satisfy all of its obligations contemplated by this Agreement, or has a material and adverse effect on the ownership, use, operation or maintenance of the Acquired Assets or the Business,  and (b) with respect to Buyer, is materially adverse to the ability of Buyer to consummate the transactions contemplated by this Agreement and to satisfy all of its obligations under this Agreement.

“Net Working Capital” shall mean that amount at Closing that is calculated in accordance with the following formula: (a) Accounts Receivable, plus (b) Prepaid Expenses less the sum of (c) Accounts Payable, (d) Accrued Expenses and (e) Deferred Revenue.

“Net Working Capital Credit” shall mean a Net Working Capital determination at Closing that is greater than zero.

“Net Working Capital Deficit” shall mean a Net Working Capital determination at Closing that is less than zero.

“NTIA Stimulus Award” will mean that certain Broadband Technologies Opportunities Program under the National Telecommunications and Information Administration (NTIA) award previously given to the Seller in the total amount of $4,206,984 known as the “Last Mile Broadband for Underserved Portions of Cassia, Jerome, and Twin Falls Counties, Idaho”, award numbers NT10BIX5570056, NT10BIX5570057 and NT10BIX5570062.

“Ordinary Course of Business” means the ordinary course of the Business consistent with past practice (including, but not limited to, with respect to quantity and frequency).

“Owned FCC Licenses” will mean the licenses for the FCC Spectrum identified in the Disclosure Schedule as being owned rather than leased.

“Party” or “Parties” will have the meaning given to it in the Preamble.

“Permits” will mean all permits, licenses, approvals, consents, orders, registrations, privileges, franchises, memberships, certificates, entitlements and other authorizations issued by Governmental Authorities, including environmental, health and safety permits, certificates of occupancy, and all amendments, modifications, supplements, general conditions and addenda thereto.

“Permitted Liens” will mean those items listed on Disclosure Schedule.

 “Person” will mean any natural person, corporation, limited liability company, partnership, firm, association, Governmental Authority or any other entity whether acting in an individual, fiduciary or other capacity.

“Prepaid Expenses” shall mean those obligations of the Seller for which the Seller has satisfied prior to Closing as a result of payment, but has not yet received the corresponding goods and/or services from third parties.

“Purchase Price” shall have the meaning ascribed to it in Section 2.4.

“Purchase Price Adjustments” shall have the meaning ascribed to it in Section 2.5.

“Qualified Subscriber” shall mean Subscribers who receive high-speed wireless Internet access inclusive of both WiMax and legacy services based upon a price plan and promotion existing prior to execution of the Agreement whose payment status is not more than sixty (60) days delinquent on the Closing Date and has not previously indicated to the Seller that it intends to terminate its service, the reporting of the Qualified Subscribers shall be memorialized in the customer data form attached hereto as Exhibit C.  Seller has reported 17,531 Subscribers as of June 30, 2011 and a final list of Qualified Subscribers shall be provided to Buyer as provided in Section 3.2.1.

“Representatives” will mean an organization’s directors, partners, officers, managers, employees, members, agents and representatives, including attorneys, accountants, consultants, potential lenders, lenders, potential investors, investors and financial advisors.

“Seller” will have the meaning given to it in the Preamble.

“Seller Conditions Precedent” will have the meaning given to it in Section 3.3.

“Seller Confidential Information” will have the meaning given to it in Section 7.2.

“Seller Indemnified Party” will have the meaning given to it in Section 9.2.

“Seller’s Knowledge” will mean the actual knowledge John Butler and William Wallace.

“Software Licenses” will mean those software licenses necessary to operate the Business as set forth on the Disclosure Schedule, which Software Licenses shall include SandVine SolarWinds, the Alvarion Star Management Suite and various Microsoft server licenses and other office software licenses.

“Spectrum Leases” will mean the leases associated with the FCC Spectrum as identified on the Disclosure Schedule.

“Subscribers” shall mean each customer of the Seller who receives high-speed wireless services inclusive of both WiMax and legacy services pursuant to a bona fide subscriber agreement, whether or not such subscriber agreement has previously expired, been renewed or presently is in effect.

“Superior Proposal” shall mean any bona fide written proposal for a Competing Transaction which would result in a Person (or in the case of a direct merger between a Person and the Seller, the equity holders of such Person) acquiring, directly or indirectly, more than fifty percent (50%) of the voting power of the Seller’s Common Stock or all or substantially all the assets of the Seller and which, after taking into account all relevant aspects of such Competing Transaction, is more favorable from a financial point of view to the Seller’s debt holders or shareholders than this Agreement.

“Tax” or “Taxes” will mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative, minimum, estimated, or other tax or other governmental charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” will mean any return, report, statement, claim for refund, information return or other document (including any amendments thereto and any related or supporting information) filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or administration of Taxes or the administration of any Applicable Law relating to Taxes.

“Termination Fee” shall mean a fee due and owing by the Seller and certain other parties to the Buyer in the amount of $500,000.00 in accordance with those limited conditions set forth in Section 11.3.

“Tower Leases” shall mean those tower leases set forth on Schedule 5.16.10.

 1.2          Construction.

1.2.1          Headings and the rendering of text in bold and italics are for convenience and reference purposes only and do not affect the meaning or interpretation of this Agreement.

1.2.2          A reference to an Exhibit, Schedule, Article, Section or other provision will be, unless otherwise specified, to exhibits, schedules, articles, sections or other provisions of this Agreement, which exhibits and schedules are incorporated in this Agreement by reference.

1.2.3         Any reference in this Agreement to another agreement or document will be construed as a reference to that other agreement or document as the same may have been, or may from time to time be, varied, amended, supplemented, substituted, novated, assigned or otherwise transferred.

1.2.4          References to any Party will, where appropriate, include any successors, transferees and permitted assigns of the Party.

1.2.5          References to the term “includes” or “including” will mean “includes, without limitation” or “including, without limitation.”

1.2.6          Words importing the singular include the plural and vice versa and the masculine, feminine and neuter genders include all genders.

1.2.7          If the time for performing an obligation under this Agreement occurs or expires on a day that is not a Business Day, the time for performance of such obligation will be extended until the next succeeding Business Day.

1.2.8          References to any statute, code or statutory provision are to be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or reenacted, and include references to all bylaws, instruments, orders and regulations for the time being made thereunder or deriving validity therefrom unless the context otherwise requires.

1.2.9          References to any amount of money will mean a reference to the amount in United States Dollars.

ARTICLE 2

PURCHASE AND SALE OF ASSETS; PURCHASE PRICE AND PAYMENT

2.1           Purchase and Sale.  Subject to and upon the terms and conditions of this Agreement, including (i) the satisfaction by Seller, or written waiver by Buyer, of the Buyer Conditions Precedent, and (ii) the satisfaction by Buyer, or written waiver by Seller, of the Seller Conditions Precedent, on the Closing Date Seller will sell, assign, transfer, convey and deliver to Buyer, and Buyer will purchase, acquire and accept from Seller, all of the Acquired Assets.

2.2           Assumption of Assumed Liabilities.  Subject to the terms and conditions of this Agreement, on the Closing Date, Buyer agrees to assume and become responsible for all of the Assumed Liabilities as of and after the Closing Date.

2.3           Instruments of Conveyance.  The sale, conveyance, assignment, transfer and delivery of the Acquired Assets and assumption of the Assumed Liabilities will be affected by the execution and delivery by Seller and Buyer of the Bill of Sale, Assignment and Assumption Agreement attached as Exhibit A (the “Bill of Sale”).

2.4          Payment.  Subject to the terms and conditions of this Agreement, the aggregate consideration for the Acquired Assets (the “Purchase Price”) is (x) the amount of Seventeen Million Four Hundred Thirty Four Thousand Eight Hundred Seventy Four Dollars ($17,434,874) less (y) the assumption by Buyer of the Assumed Liabilities, if any, pursuant to the Assignment and Assumption Agreement as modified by (z) those adjustments as further described in Section 2.5.  The Purchase Price shall be paid in the following manner:

2.4.1          Buyer shall pay the Purchase Price to Seller, by wire transfer of funds on the Closing Date in accordance with the following transfer instructions, or such other instructions as Seller may provide to Buyer in writing:

TO:	Digital Bridge Communications Corporation
	Account No.:	1893074680
	ABA Routing No.:	121137522
	Bank Name:	Comerica Bank
	Branch Address:	11921 Freedom Drive, Suite 920
		Reston, Virginia 20190

2.4.2          Subsequent to the Closing Date, but in no event later than sixty (60) days thereafter, Buyer and Seller shall determine the Purchase Price, including those Purchase Price Adjustments arising under Sections 2.5 which estimate shall be provided by Seller to Buyer for Buyer’s review and approval, as soon as commercially reasonable.

2.5           Purchase Price Adjustments.  The Purchase Price is subject to adjustment as follows (the “Purchase Price Adjustments”):

2.5.1          To the extent there is a Net Working Capital Deficit as of the Closing Date, the Purchase Price shall be reduced, on a dollar for dollar basis, for every dollar of Net Working Capital Deficit at Closing;

2.5.2          To the extent there is a Net Working Capital Credit as of the Closing Date, the Purchase Price shall be increased, on a dollar for dollar basis, for every dollar of Net Working Capital Credit at Closing;

2.5.3          For the avoidance of doubt, for the purposes of determining the Net Working Capital Credit or Deficit, as applicable, to the extent the Closing Date occurs prior to the last day of the month, the recurring revenues and expenses for the month in which Closing occurs shall be divided pro rata between the Seller and the Purchaser;

2.5.4          The Purchase Price will also be adjusted by the following Minimum Revenue Threshold Adjustment:  if, within 45 days after the Closing, Buyer learns that the monthly operating revenue (measured as of the most recent month end) net of all credits and discounts for those accounts that are less than 30 days past due on the Closing Date is less than $550,000, the Purchase Price shall be decreased by an amount calculated by multiplying the dollar amount less than $550,000 by 2.68, annualized for twelve months (for example, if the operating revenue is $545,000, the Purchase Price will be reduced by $160,800 ($5,000 * 12 * 2.68).

2.5.5          NTIA Stimulus Award Adjustment.  In connection with the NTIA Stimulus Award, subject to Buyer’s receipt of an approval from the NTIA, in a form that is acceptable to the Buyer, that upon the completion of the construction of the networks covered by the NTIA Stimulus Award that the full benefits and rights to the NTIA Stimulus Award will be transferred to the Buyer (the “Prior NTIA Approval”) and further subject to a mutually agreed upon structure between the Buyer and the Seller to undertake the construction described below until such time as full benefits and rights to the NTIA Stimulus Award has been transferred to the Buyer (the “Grant Construction Plan”), the Buyer agrees to take the following actions: (i) provide matching funds of $1,051,745 in return for NTIA grants of $4,206,984 originally awarded to Seller; (ii) use its reasonable commercial efforts to competently manage construction of the three networks funded by the grants so that 70% of such funds will have been expended by March 31, 2012; and (iii) complete construction of the three networks by June 30, 2012.  Assuming Buyer has fulfilled these obligations, and in the event that NTIA fails to transfer Seller’s full benefits and rights under the NTIA Stimulus Award to the Buyer upon completion of network construction, in addition to any other adjustments to the Purchase Price set forth above, the Buyer shall have the right to reduce the Purchase Price by $500,000 through the Holdback adjustment provided in Section 2.6(d) below.

2.5.6          Relocation Expense for BRS Channels 1, 2 and 2A.  If T-Mobile or its successors or assignees  (“T-Mobile”) has not  requested in writing the cessation of existing operations using the 2150-2162 MHz band in the Big Sky Markets prior to October 1, 2011, Seller will be entitled to receive from the Holdback the amount of $250,000 no later than October 15, 2011.  If T-Mobile has not requested in writing the cessation of existing operations using the 2150-2162 MHz band in the Big Sky Markets prior to April 1, 2012, Seller will be entitled to receive from the Holdback the additional amount of $250,000 no later than April 15, 2012.

2.6           Holdback; Adjustments.

(a)   Buyer shall retain Two Million Dollars ($2,000,000) in cash of the Purchase Price (the “Holdback”) to be held by a third party escrow agent to be mutually agreed to by the parties pursuant to a customary third party escrow agreement.   One million ($1,000,000) of the Holdback will be held pursuant to Section 2.6(b) and (c) below and One million ($1,000,000) of the Holdback will be held pursuant to Section 2.6(d) and (e) below.

(b)   $500,000 of the Holdback shall be released on the three (3) month anniversary of the Closing Date.  $500,000 of the initial Holdback shall be released on the six (6) month anniversary of the Closing Date (each a “Holdback Closing Date”), to allow the Parties to determine if adjustments to the Purchase Price need to be made in accordance with Section 2.5, or in the event of a breach of representations and warranties made in herein that result in compensatory damages to Buyer.

(c)   Provided that Buyer is in possession of the financial data as described in Section 2.8, at least ten (10) days prior to the Holdback Closing Date, Buyer will notify Seller (the “Holdback Notice”) if it believes that there is a cause for a Purchase Price Adjustment.  The Holdback Notice will include a calculation of the amount of the adjustment.  Seller will have ten days after the receipt of the Holdback Notice to dispute or cure the amount of the adjustment.  If the Parties are unable to resolve any dispute within 10 days after response from the Seller regarding the Purchase Price Adjustment, the Parties will engage a reputable and independent third party accounting firm acceptable to both parties to determine the Purchase Price Adjustment.  The cost of such engagement shall be borne equally by the Parties.  The findings of such third party accounting firm shall be final and binding on the Parties.

(d)   With respect to the NTIA Stimulus Award, (A) $500,000 of the Holdback shall be released to Buyer if (i) the Seller is unable to provide the Prior NTIA Approval; or  (ii) the parties are unable to agree upon the Grant Construction Plan; or (iii) the Buyer fulfills its covenant set forth in Section 2.5.5 above and the NTIA fails to transfer Seller’s full benefits and rights under the NTIA Stimulus Award to the Buyer or the NTIA does not fund the entire NTIA Stimulus Award, provided that the decision not to fund is not due to any action or breach by the Buyer,; or, alternatively, (B) $500,000 of the Holdback will be released to the Seller within 5 days of the NTIA full transfer of the Seller’s rights under the NTIA Stimulus Award to Buyer.

(e)   With respect to the relocation expenses in Section 2.5.6 above, (A) $500,000 of the Holdback shall be subject to release to Buyer should T-Mobile request in writing the cessation of existing operations using the 2150-2162 MHz band in the Big Sky Markets prior to October 1, 2011 and $250,000 of the Holdback shall be subject to release to Buyer should T-Mobile request in writing the cessation of existing operations using the 2150-2162 MHz band in the Big Sky Markets after October 1, 2011 but prior to April 1, 2012; or, alternatively, (B) $250,000 of the Holdback shall be subject to release to Seller if T-Mobile has not requested in writing the cessation of existing operations using the 2150-2162 MHz band in the Big Sky Markets prior to October 1, 2011, and $250,000 of the Holdback will subject to release to the Seller if T-Mobile has not requested in writing the cessation of existing operations using the 2150-2162 MHz band in the Big Sky Markets prior to April 1, 2012.

2.7           Further Assurances.  In addition to those covenants set forth in Article 8 below, for the twelve month period following the Closing Date, at Buyer’s reasonable request, Seller will promptly execute, acknowledge and deliver all such further acts, assurances and instruments of sale, transfer, conveyance, assignment and confirmation as are reasonably required, and take all such other action as Buyer may reasonably request, to transfer, convey, assign and confirm to Buyer the Seller’s right, title and interest to the Acquired Assets; provided, however, that Seller shall not be required to commence or prosecute litigation to carry out the provisions of this Section.

2.8           Seller Financials.  Prior to the Closing Date and following the Closing Date, in lieu of delivering audited financial statements, in accordance with Section 8.6, the Seller will make its accounting staff reasonably available to the Seller to facilitate its review of the Seller’s books and records and financial statements.

ARTICLE 3

CONDITIONS PRECEDENT

                3.1          Conditions Generally.  For purposes of this Agreement, there will be conditions which must be satisfied or waived prior to the Closing.  Buyer’s obligation to cause the Closing to occur is subject to the satisfaction, or waiver in writing by Buyer, of each of the Buyer Conditions Precedent, and Seller’s obligation to cause the Closing to occur is subject to the satisfaction or waiver in writing by Seller, of each of the Seller Conditions Precedent, in each case within the applicable time periods in this Agreement.  Seller and Buyer expressly acknowledge and agree that each of the (i) conditions in the Buyer Conditions Precedent are for the sole benefit of and may only be waived by Buyer in writing, and (ii) conditions in the Seller Conditions Precedent are for the sole benefit of and may only be waived by Seller in writing.

                3.2          Buyer Conditions Precedent to the Closing.  If the following conditions precedent (the “Buyer Conditions Precedent”) are not satisfied, or waived in writing by Buyer on or before the Closing Date, Buyer will not be obligated to effect the Closing under this Agreement:

3.2.1          Certificates.  Buyer will have received a certificate, dated as of the Closing Date, in form and substance reasonably satisfactory to Buyer, of a duly authorized officer of Seller certifying the following: (i) the incumbency of Seller’s officers that are executing this Agreement, any other agreement delivered on the Closing Date, and any certificate delivered in connection with the Closing, (ii) that attached thereto is (a) true, accurate and complete copy of the certificates issued by the Secretary of State of the State of Delaware certifying that Seller is validly existing and in good standing under the laws of the State of Delaware, (b) true, accurate and complete board resolutions of Seller duly authorizing the execution, delivery and performance of this Agreement and all other related agreements contemplated thereby, (c) the Instruments of Conveyance as set forth in Section 2.3, (d) a true, accurate list of all Qualified Subscribers at the Closing Date, (e) the Estoppel Certificates for each FCC License subject to the provisions of Section 3.2.5 below and (f) all of the authorizations, approvals and consents described in the Disclosure Schedule, if applicable.

3.2.2          Representations and Warranties.  Each of the representations and warranties of Seller in this Agreement will be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date.

3.2.3          Board Approval.  The board of directors of Buyer will have authorized the consummation of the Closing and the execution, delivery and performance of this Agreement and the agreements and transactions contemplated under this Agreement.

3.2.4          FCC Approval.  The FCC will have consented to the assignment of the Owned FCC licenses and the Spectrum Leases from Seller to Buyer and such consent will have become Final Orders, and such Final Orders will be in full force and effect; and all other notices, filings and consents required to be made or obtained prior to such Closing by either party or any of its respective affiliates with any governmental authority in connection with the execution and delivery of this agreement and the consummation of the transactions contemplated hereby will have been made or obtained (collectively, the “FCC Consents”).  For purposes of this Agreement, a “Final Order” means an action or decision of the FCC as to which (i) no request for a stay or similar request is pending, no stay is in effect, the action or decision has not been vacated, reversed, set aside, annulled or suspended and any deadline for filing such request that may be designated by statute or regulation has passed, (ii) no petition for rehearing or reconsideration or application for review is pending and the time for the filing of any such petition or application has passed, (iii) the FCC does not have the action or decision under reconsideration on its own motion and the time within which it may effect such reconsideration has passed, and (iv) no appeal is pending including other administrative or judicial review, or in effect and any deadline for filing any such appeal that may be designated by statute or rule has passed.

(a)   The FCC will have approved by Final Order (i) each application for license renewal identified on the Disclosure Schedule; and (ii) each “substantial service” demonstration submitted by the licensee of each Owned FCC License and Leased FCC License issued for the Broadband Radio Service pursuant to 47 C.F.R. §27.14(o).

(b)   A demonstration of “substantial service” will have been submitted to the FCC by the licensee of each Owned FCC License and Leased FCC License issued for the Educational Broadband Service pursuant to 7 C.F.R. §27.14(o), a copy of each such demonstration shall have been provided to Buyer and, to the extent any such demonstration is not approved by Final Order, such demonstration remains pending before the FCC (or has been approved but such approval has not become a Final Order because insufficient time has passed), no petition, objection or other pleading with respect to any such demonstration is pending or, to the knowledge of Seller, threatened, and neither Seller nor any licensee of a Leased FCC License has received any communications, notice or inquiry from the FCC with respect thereto.

3.2.5          Assignment of Spectrum Rights.  The Parties will have received all necessary FCC Consents for the assignment from the Seller to the Buyer of all FCC Spectrum, FCC Licenses and the Spectrum Leases.  In addition, prior to Closing, Seller will have obtained Estoppel Certificates relating to each Spectrum Lease from the FCC licensee thereunder; provided, however, that with respect to FCC Spectrum in the Great Falls, Idaho Falls, Missoula, Pocatello, and Twin Falls markets, Seller shall be excused from providing one Estoppel Certificate per market at Closing.  With respect to any Estoppel Certificates not obtained prior to Closing, the Seller will use its best efforts to obtain such certificates promptly following the Closing.

3.2.6          Assignment of Material Contracts.  The Parties will have received all consents to the material Contracts list and those Tower Leases on the Disclosure Schedule.

3.2.7          Assignment of the Software Licenses.  All Software Licenses shall have been duly assigned to Buyer and fully paid so as to allow the Buyer to continue the Business in the Ordinary Course of Business after the Closing Date.

3.2.8          Submission of Applications to Transfer Stimulus Award.  All applications and accompanying submissions shall have been submitted by the Seller in connection with the proposed transfer and assignment of the NTIA Stimulus Award.

3.2.9          No Material Adverse Development.  There will not have occurred and be continuing a Material Adverse Effect on Seller.

3.2.10        Trademark/Domain Name License.  Buyer and Seller will have entered a royalty free, non-transferable, non-exclusive license giving Seller the right to use the trademarks and domain names with respect to certain trademarks and domain names identified on the Disclosure Schedule for the sole purpose of allowing Seller to operate Seller’s existing business in the states of Virginia and Indiana.

                3.3          Seller Conditions Precedent to the Closing.  If the following conditions precedent (the “Seller Conditions Precedent”) are not satisfied or waived in writing by Seller on or prior to the Closing Date, Seller will not be obligated to effect the Closing under this Agreement:

3.3.1          Certificates.  Seller will have received a certificate, dated as of the Closing Date, in form and substance reasonably satisfactory to Seller of a duly authorized officer of Buyer certifying the following: (i) the incumbency of Buyer’s officers that are executing this Agreement, any other agreement delivered on the Closing Date, and any certificate delivered in connection with the Closing; and (ii) that attached thereto is (a) a true, accurate and complete copy of a certificate issued by the Secretary of State of the State of Delaware certifying that Buyer is validly existing and in good standing under the laws of the State of Delaware, (b) true, accurate and complete resolutions of Buyer’s board of directors duly authorizing the execution, delivery and performance of this Agreement and the agreements and transactions contemplated under this Agreement, (c) the Bill of Sale and Assignment and Assumption Agreement, and (d) all of the authorizations, approvals and consents described in the Disclosure Schedule, if applicable.

3.3.2          Representations and Warranties.  Each of the representations and warranties of Buyer in this Agreement will be true and correct on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date.

3.3.3          Board Approval.  The board of directors of Seller (and the stockholders and lenders of Seller, if necessary) will have authorized the consummation of the Closing and the execution, delivery and performance of this Agreement and the agreements and transactions contemplated under this Agreement.

3.3.4          No Material Adverse Development.  There will not have occurred and be continuing a Material Adverse Effect on Buyer.

3.3.5          Consents.  Seller shall have received the consents necessary from third parties to convey the Acquired Assets free and clear of Liens and to assign contracts and leases relating to the Acquired Assets.

3.3.6          FCC Approval.  The FCC will have consented to the assignment of the Owned FCC Licenses and the Spectrum Leases from Seller to Buyer and such consents will be in full force and effect; and all other FCC Consents will have been made or obtained.

     3.3.7          Satisfaction of Conditions.  After the Effective Date and until the Closing Date or the earlier termination of this Agreement, each Party will take good faith efforts to satisfy each condition precedent to be satisfied by it; provided that a Party will not be responsible for the acts or omissions of the other Party or of any third party or for any circumstances or events beyond its reasonable control.  Notwithstanding the foregoing provided, Seller shall use its best reasonable efforts to secure the participation of the licensees of the Leased FCC Licenses in the applications for FCC consent to the assignment of the Spectrum Leases and to the earliest practicable submission of “substantial service” demonstrations pursuant to 47 C.F.R. §27.14(o) for the Leased FCC Licenses and to secure the Estoppel Certificates.

3.3.8         Trademark/Domain Name License.  Buyer and Seller will have entered a royalty free, non-transferable, non-exclusive license giving Seller the right to use the trademarks and domain names with respect to certain trademarks and domain names identified on the Disclosure Schedule for the sole purpose of allowing Seller to operate Seller’s existing business in the states of Virginia and Indiana.

ARTICLE 4

CLOSING

                4.1          Place of Closing.  Upon the terms and conditions set forth in this Agreement, the sale of the Acquired Assets (the “Closing”) will take place no later than the second Business Day after satisfaction or waiver of the conditions set forth in Article 3, unless this Agreement has been terminated prior to such date in accordance with the provisions of Article 11 (the actual time and date of the Closing being referred to in this Agreement as the “Closing Date”).  The Closing will take place by e-mail, fax and overnight mail on the Closing Date.

                4.2           Closing Deliveries.  On the Closing Date, the following items will be delivered:

4.2.1         Payment.  Buyer will deliver to Seller the Purchase Price in accordance with Section 2.4.

4.2.2         Delivery of Certificates by Seller.  On the Closing Date, Seller will deliver to Buyer a certificate, dated as of the Closing Date, in from and substance satisfactory to Buyer, stating that (i) the conditions set forth in Section 3.2 have been satisfied or waived in writing by Buyer, and (ii) that all representations and warranties of Seller are true and correct as of the Closing Date.

4.2.3         Delivery of Certificates by Buyer.  On the Closing Date, Buyer will deliver to Seller one or more certificates of Buyer, in form and substance satisfactory to Seller, stating that (i) the conditions set forth in Section 3.3 have been satisfied or waived in writing by Seller, and (ii) that all representations and warranties of Buyer are true and correct as of the Closing Date.

4.2.4         Other Items.  All other items required to be delivered or received as a Seller Condition Precedent or as a Buyer Condition Precedent will have been delivered to or received by Seller or Buyer, as appropriate, unless waived.  Without limiting the generality of the foregoing, Seller and Buyer will deliver the following documents, instruments and certificates at Closing:

  (a)   Unless already delivered to Buyer by Seller or unless waived by Buyer, Seller will deliver to Buyer: (i) executed counterparts of the Bill of Sale and the Assignment and Assumption Agreement and (ii) all other documents, instruments and certificates required to be delivered by Seller to Buyer pursuant to this Agreement; and

  (b)   Unless already delivered to Seller by Buyer or unless waived by Seller, Buyer will deliver to Seller: (i) executed counterpart of the Bill of Sale and the Assignment and Assumption Agreement, and (ii) all other documents, instruments and certificates required to be delivered by Buyer to Seller pursuant to this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth on the attached disclosure schedule (the “Disclosure Schedule”), Seller represents, warrants and covenants to Buyer that as of the Effective Date all of the following are true and correct:

5.1          Organization and Authority.  Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.  The Seller is duly qualified to do business in all jurisdictions in which its ownership of property or the character of its business requires such qualification, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

5.2          Ownership.  Seller holds of record and/or owns beneficially the Acquired Assets, free and clear of any restrictions on transfer or Liens, other than the Permitted Liens.  Seller has the authority of its board of directors to enter into this Agreement and will seek consents and approvals of third parties such that, provided such consents and approvals are obtained, upon consummation of the purchase contemplated hereby, Buyer will hold of record and own marketable title to all of the Acquired Assets free and clear of any and all Liens other than the Permitted Liens.

5.3          No Adverse Order or Injunctions.  Seller is not a party to, subject to or bound by any agreement with, or any judgment, order, writ, prohibition, injunction or decree of any court or other Governmental Authority, which (a) would prevent or materially and adversely affect the execution, delivery or performance of this Agreement by Seller, or the transfer, conveyance and sale of all of the Acquired Assets by Seller to Buyer pursuant to the terms of this Agreement or (b) to Seller’s Knowledge, have a Material Adverse Effect on Seller.

5.4          Binding Agreement.  This Agreement has been duly authorized, executed and delivered by Seller.  This Agreement constitutes the valid and legally binding obligations of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors’ rights and subject to general equitable principles.

5.5          Litigation; Legislation.  There is no action, suit, investigation or proceeding, in which Seller has appeared or has been named or served as a party (either as a plaintiff or defendant) or, to Seller’s Knowledge, threatened in writing before any court or Governmental Authority, including actions, suits or proceedings for the enforcement of Permits or investigations of any kind, which, if adversely determined, would reasonably be expected to have a Material Adverse Effect on Seller.  There is no (i) suit, action or proceeding pending or, to Seller’s Knowledge threatened against, involving, or affecting any of the Acquired Assets, or (ii) judgment, order, decree, injunction or order entered against, involving or affecting any of the Acquired Assets.

5.6          No Conflicts.  The execution and delivery by Seller of this Agreement does not, and the performance by Seller of its obligations under this Agreement and the consummation of the transactions contemplated hereby and thereby will not, subject to obtaining the consents and approvals disclosed in the Disclosure Schedule (all of which have been obtained and are in full force and effect):

5.6.1          to Seller’s Knowledge, conflict with or result in a violation or breach of any of the terms, conditions or provisions of the articles of incorporation or bylaws of Seller;

5.6.2          to Seller’s Knowledge, conflict with or result in a violation or breach of any term or provision of any Applicable Law applicable to Seller; or

5.6.3          to Seller’s Knowledge, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Seller to obtain any consent, approval or action or, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in the creation of imposition of any Lien (other than Permitted Liens) upon Seller or any of the Acquired Assets pursuant to, in each such case, any Permit.

5.7          Third Party Consents.  The Disclosure Schedule sets forth a true, correct and complete list of all consents and approvals of Persons, including Governmental Authorities, that are required in connection with the execution and delivery of this Agreement or the consummation by Seller of the transactions contemplated by this Agreement, all of which the Seller shall in good faith seek prior to Closing, except where the failure to be obtained would not reasonably be expected to have a Material Adverse Effect on Seller or Buyer following consummation of the sale. Notwithstanding the foregoing, the assignments of material Contracts and Tower Leases, set forth in Section 3.2.6 shall remain a condition precedent to Closing.

5.8          Acquired Assets.  The Disclosure Schedule sets forth a true, correct and complete list of the assets that are to be transferred to Buyer at Closing (the “Acquired Assets”).  Seller has good and marketable title to all Acquired Assets and the Acquired Assets are free and clear of all encumbrances or Liens.

5.9          Tax Matters.

5.9.1          U.S. Person.  Seller is not a “foreign person” as defined in Section 1445(f)(3) of the Code.

5.9.2          Compliance with Tax Laws.  All Tax Returns (or extensions thereof) which were required to be filed by Seller with respect to the Acquired Assets have been timely and properly filed, except where the failure to so timely and properly file such Tax Returns does not have a Material Adverse Effect.  All items of income, gain, loss, deduction and credit or other items associated with the Acquired Assets and required to be included in each such Tax Return have been so included and all such items and any other information associated with the Acquired Assets provided in each such Tax Return was true, correct and complete in all material respects.  All Taxes asserted as due by a Governmental Authority from Seller with respect to the Acquired Assets have been timely and properly paid by the due date thereof, with the exception of any Taxes subject to an extension or timely contested by Seller in good faith and disclosed on a schedule attached to this Agreement.  The Seller has complied with all Applicable Laws relating to the payment and withholding of Taxes associated with the Acquired Assets (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any applicable state and foreign laws) and has, within the time and the manner prescribed by law, paid over to the proper Governmental Authorities all amounts so withheld.  The Seller does not have any current material liability or obligation with respect to any withholding Taxes associated with the Acquired Assets.

5.9.3          Pending Actions.  There are no (i) actions or proceedings currently pending or, to Seller’s Knowledge, threatened against the Seller by any Governmental Authority for the assessment or collection of Taxes associated with the Acquired Assets, (ii) audits or other examinations of any Tax Return in progress as it relates to any Acquired Assets, nor has Seller been notified of any request for examination with respect to same, (iii) claims for assessment or collection of Taxes that have been asserted against Seller associated with the Acquired Assets, (iv) actual or proposed assessments of Taxes that have been made against Seller with respect to Taxes associated with the Acquired Assets, and (v) matters under discussion with any Governmental Authority regarding claims for assessment or collection of Taxes against Seller relating to the Acquired Assets, and Seller has no reason to believe that any such claims or Taxes described in this Section 5.9.3 will be asserted.  There are no outstanding agreements, waivers or consents that could impact Taxes assessed with respect to the Acquired Assets that have extended the statutory period of limitations applicable to any Tax of the Seller and Seller has not requested any extensions of time within which to file any such Tax Return.  Any tax elections made by Seller with respect to the Acquired Assets are disclosed on the Disclosure Schedule.

5.10        Environmental Laws.   To Seller’s Knowledge, Seller has complied with all Environmental Laws affecting the Acquired Assets.  To Seller’s Knowledge, there have been no environmental investigations, studies, audits, tests, reviews or other analyses in relation to the Acquired Assets that are in the possession of Seller that have not been delivered to Buyer.

5.11         Contracs.

 5.11.1      The Disclosure Schedule contains a true, complete and correct list of all agreements, contracts, understanding and all other material documents, written or oral, that are part of the Acquired Assets (the “Contracts”).

 5.11.2       Each Contract has been duly authorized, executed and delivered by the Seller.

5.12        Legal Compliance.  To Seller’s Knowledge, Seller is in compliance with all Applicable Laws relating to the Acquired Assets, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect.

5.13        Permits.  The Disclosure Schedule sets forth a true, correct and complete list of all Permits required for the use and operation of the Acquired Assets that have been obtained by Seller.  All such Permits are in full force and effect.

5.14        Condition of Assets.  To Seller’s knowledge, all the material tangible Assets are at present, and will be as of the Closing Date, in good operating condition and suitable for their intended use, including but not limited to, the Alvarion base station radios’ ability  to maintain an association with the customer premise equipment radios, ordinary wear and tear excepted.  Seller further represents and warrants that there are no known material network components that need to be replaced in order for the Business to function as presently operated. Seller shall continue to maintain the Acquired Assets in accordance with those covenants set forth in Section 8.7. To Seller’s Knowledge there are no current plans of any manufacturer of the Acquired Assets to discontinue support or usage of the Acquired Assets where such discontinuance would result in a Material Adverse Effect.

5.15         Outage Reports.  The outage reports relating to Seller’s wireless network which have previously been provided to the Buyer in the due diligence data room are true and correct in all material respects.

5.16        FCC Compliance.

5.16.1        The FCC Spectrum utilized by Seller pursuant to the FCC Licenses is the only spectrum employed by Seller in connection with its business in the Big Sky Markets, other than spectrum made available by the FCC on an unlicensed basis.  Seller has provided Buyer with true and complete copies of the FCC Licenses and maps illustrating the geographic service area authorized by the FCC for each FCC License.  Except as set forth in the Disclosure Schedule, none of the facilities employed by Sellers in the Big Sky Markets is operating pursuant to FCC special temporary or developmental authority.

5.16.2        Seller has also paid  or caused to be paid all other taxes, assessments and fees due from Seller or the licensee of the Leased FCC Licenses as a result of the use of capacity on the FCC Spectrum by Seller and the provision of services by Seller over the FCC Spectrum, including but not limited to any regulatory fees and required contributions of Licensee to the Universal Service Fund under the Telecommunications Act of 1996 and FCC Laws, except (i) for taxes, assessments or fees, if any, with respect to services provided by licensee of the Leased FCC Licenses to itself and to any educational institution or not-for-profit organization or site with which that licensee is working in furtherance of its educational goals, or (ii) where the failure to pay such amounts would not reasonably be expected to have a Material Adverse Effect.

5.16.3        Except as set forth on the Disclosure Schedules, there are no applications that are now pending at the FCC regarding the FCC Spectrum, the Seller, or to the Seller’s knowledge, any lessor of a Leased FCC License.  No Person other than Seller or the applicable licensee of a Leased FCC License has any right, title, interest or claim in or to the FCC Spectrum.  Owened FCC Licenses to operate the FCC Spectrum have been granted to the Seller has been approved to be a lessee of the FCC Spectrum covered by a Leased FCC License, by Final Order and such approvals are (and will be on the Closing Date) in full force and effect.   There are no use restrictions on the FCC Spectrum other than FCC-standard restrictions applicable generally to holders of spectrum in the bands in which the FCC Spectrum is located.

5.16.4        There is not pending or, to the Seller’s knowledge, threatened against Seller, any licensee of a Leased FCC License, or the FCC Spectrum or any pending application, action, petition, objection or other pleading, or any proceeding with the FCC, any other governmental authority, or any court or arbitration panel which (i) questions or contests the validity of, or seeks the revocation, forfeiture, non-renewal or suspension of, any Owned FCC License, any Leased FCC License or Seller’s right to utilize the FCC Spectrum, (ii) seeks the imposition of any modification or amendment with respect thereof, (iii) would adversely affect the ability of Seller to consummate the transactions contemplated hereby or (iv) seeks the payment of a debt, fine, sanction, penalty, damages or contribution in connection with the use of the FCC Spectrum.  There is no unsatisfied adverse FCC order or ruling outstanding against Seller, or, to Seller’s knowledge, to the licensee of any Leased FCC License.

5.16.5        Neither Seller nor any license of any Leased FCC License has agreed to accept or allowed any electromagnetic interference from any other FCC licensees, permittees or applicants with respect to the FCC Spectrum, and no such licensees, permittees or applicants have agreed to accept electromagnetic interference from Seller or any license of any Leased FCC License with respect to their respective facilities other than any electromagnetic interference which Seller or such licensee is required to accept under applicable FCC Laws.  Seller has not received any notice from any Advanced Wireless Service licensee commencing mandatory relocation negotiations under 47 C.F.R. §27.1251 and is not currently subject to involuntary relocation procedures under 47 C.F.R. §27.1252.

5.16.6        (i) The Seller is in compliance with all FCC Laws applicable to the Owned FCC Licenses and its use of the FCC Spectrum except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect.; (ii) since the issuance to it of Owned FCC Licenses, the Seller has complied in all material respects with all of the terms and conditions of all applicable FCC Laws except where the failure to be in compliance would not be expected to have a Material Adverse Effect; (iii)  except as set forth on the Disclosure Schedule, the FCC Spectrum is free and clear of all liens and encumbrances and is unimpaired by any acts or omissions of Seller or its agents and assignees; and (iv) all material documents required to be filed at any time by the Seller with the FCC with respect to the FCC Spectrum have been timely filed or the time period for such filing has not lapsed.  All amounts owed to the FCC in connection with the FCC Spectrum have been timely paid except where the failure to make such payments would not reasonably be expected to have a Material Adverse Effect.

5.16.7        (i) The license of each Leased FCC License is in compliance with all FCC Laws applicable to that Leased FCC License except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect.; (ii) since the issuance of each Leased FCC License, such licensee has complied in all material respects with all of the terms and conditions of all applicable FCC Laws except where the failure to be in compliance would not be expected to have a Material Adverse Effect; (iii)  except as set forth on the Disclosure Schedule, the Leased FCC License is free and clear of all liens and encumbrances and is unimpaired by any acts or omissions of the licensee thereof or its agents and assignees; and (iv) all material documents required to be filed at any time by the licensee of each Leased FCC License with respect thereto have been timely filed or the time period for such filing has not lapsed.  All amounts owed to the FCC in connection with the Leased FCC Licenses have been timely paid except where the failure to make such payments would not reasonably be expected to have a Material Adverse Effect.

5.16.8        Each Owned FCC License and Leased FCC License issued for the Broadband Radio Service was, as of June 1, 2011, being utilized to provide “substantial service” as defined in 47 C.F.R. §27.14(o) by satisfying the safe harbor set forth in 47 C.F.R. §27.14(o)(1)(ii) and a demonstration of such utilization was filed with the FCC no later than May 2, 2011 (to the extent such demonstration was then due or past due).  True and complete copies of such demonstrations have been provided to Buyer.  Each such demonstration remains pending before the FCC (except if it has been approved), no petition, objection or other pleading with respect to any such demonstration is pending or, to the knowledge of Seller, threatened, and neither Seller nor any licensee of a Leased FCC License has received any communications, notice or inquiry from the FCC with respect thereto.

5.16.9        Each Owned FCC License and Leased FCC License issued for the Educational Broadband Service is being utilized to provide “substantial service” as defined in 47 C.F.R. §27.14(o) by satisfying the safe harbor set forth in 47 C.F.R. §27.14(o)(1)(ii), except as otherwise set forth in the Disclosure Schedule.  No facts or circumstances preclude the licensee of such FCC Spectrum from continuing to provide “substantial service” through at least November 1, 2011 or timely submitting a demonstration of such “substantial service” to the FCC or would lead the FCC to reject such a demonstration.

5.16.10     Except as set forth on the Disclosure Schedule, Seller does not own or lease any towers for the Big Sky Markets.  Except for the FCC Spectrum, Seller neither owns, or otherwise has any other spectrum rights of any kind in or related to the Big Sky Markets.

5.17        Spectrum Leases.  The Disclosure Schedule sets forth the true and correct (i) FCC call sign covered under each Spectrum Lease, and (ii) the authorized channels available for use by the lessee for each Spectrum Lease, as of the Effective Date of this Agreement.  True and complete copies of all Spectrum Leases, together with all modifications, supplements, amendments, material correspondence with the FCC or the other parties to the Spectrum Leases, and pending applications related thereto, have been delivered to Buyer.  Each of the Spectrum Leases is in full force and effect and enforceable by Seller in accordance with its terms.  Seller has a valid and marketable leasehold interest in each of the Spectrum Leases, free and clear of all Liens.  Seller has not assigned, pledged, transferred, or otherwise disposed of or granted any Lien on its rights, titles and interests under any of the Spectrum Leases to any other Person, nor has any other party to the Spectrum Leases so assigned, pledged, transferred, granted any Lien on, or otherwise disposed of any of its rights, title and interests thereunder.  Neither Seller nor any other party to any of the Spectrum Leases is in breach or default thereunder.  No condition exists or event has occurred, since entering into or assuming the Spectrum Leases, as applicable, and is continuing which, with or without the lapse of time or the giving of notice, or both, would constitute a default by Seller under any Spectrum Lease or give rise to any Lien or right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration against Seller under any such Spectrum Lease.  Seller has not received any notice of termination, or intent to terminate, with respect to any Spectrum Lease.

5.18        Real Property.

5.18.1  Leased Real Property.  The Disclosure Schedule contains a complete and accurate description of the leases included in the Acquired Assets (“Leases”) pursuant to which Seller leases real property (“Leased Real Property”).  Seller has no knowledge of the occurrence of any event of default which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default thereunder by any other party other than the Seller.

5.18.2  Actions.  There are no pending or, to Seller’s Knowledge, threatened condemnation proceedings with respect to the Leased Real Property.

5.18.3  Transfer of Leased Real Property.  With respect to each Lease, Seller will seek consent to transfer to Buyer at the Closing such Lease free and clear of all Liens other than Permitted Liens.

5.19  Brokers’ Fees.  Other than to Media Venture Partners, there are no fees or commissions payable to any broker, finder or agent with respect to the transactions contemplated by this Agreement as a result of any of Seller’s actions for which Seller or Buyer could become liable or obligated.

5.20        Privacy; Data Protection.  Except as set forth in the Disclosure Schedule, all data that has been collected, acquired, stored, processed, maintained, treated or otherwise used in the business of the Seller has been collected, acquired, stored, processed, maintained, treated and used in accordance with all applicable Laws and industry standards.  The Company has not received a notice of noncompliance with applicable data protection laws, rules, regulations, guidelines or industry standards.  The Company has made all registrations that the business is required to have made in relation to the collection and processing of data, and is in good standing with respect to such registrations, with all fees due prior to or as of the Effective Date duly made. The business’ practices are, and have always been, in compliance with (i) the applicable version of its privacy policy, including the privacy policy posted on the Seller’s websites, and (ii) its customers’ privacy policies, when required to do so by Contract.  The Company has obtained any and all necessary consents from customers or employees with regard to its collection, use and transfer of personal customer or employee information in accordance with any applicable privacy policy published or otherwise communicated by such Company and all applicable Laws, and has used or transferred that personal information only as authorized by that consent.  The Company has all necessary rights to transfer personal information that it have collected to the Buyer.

5.21        Financial Statements.  Seller has delivered complete copies of the financial statements to Buyer.  The financial statements are true and correct in all material respects for the periods covered and fairly present the financial position and the results of operations of the Seller as of the dates and for the periods therein specified and have been consistently applied throughout the periods involved, except for accruals normally performed at year-end and other customary year-end.  To Seller’s Knowledge, the books of account of the Seller have been kept accurately in the Ordinary Course of Business, the transactions entered therein represent bona fide transactions and the revenues, expenses, assets and liabilities of the Seller have been properly recorded in such books in all material respects.

5.22        Intellectual Property.  All material intellectual property and domain names owned by Seller and used in connection with the Business are listed and described on the Disclosure Schedules.  No proceedings have been instituted or are pending or, to Seller’s knowledge, threatened which challenge the validity of the ownership by Seller of any such intellectual property.  Seller has not licensed anyone to use any such intellectual property. To Seller’s knowledge, there has been no other use or infringement of any of such intellectual property by any other person.

5.23        Qualified Subscribers.  A list of the Qualified Subscribers as of June 30, 2011 has previously been provided to the Purchaser and is true and correct in all material respects.

5.24        Disclosure.  This Agreement, the Exhibits, the Schedules, the Disclosure Schedule, the Financial Statements do not contain any untrue statement or omit any material fact necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that, as of the Effective Date, all of the following are true and correct:

6.1          Organization and Authority.  Buyer is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and, has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. Buyer is duly qualified to do business in all jurisdictions in which its ownership of property or the character of its business requires such qualification, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

6.2          Binding Agreement.  This Agreement has been duly authorized, executed and delivered by Buyer.  This Agreement constitutes a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors’ rights and subject to general equitable principles. This Agreement has been duly authorized, executed and delivered by Seller.

6.3          No Adverse Order or Injunctions.  Buyer is not a party to, subject to or bound by any agreement with, or any judgment, order, writ, prohibition, injunction or decree of any court or other Governmental Authority, which (a) would prevent or materially and adversely affect the execution, delivery or performance of this Agreement by Buyer, or the transfer, conveyance and sale of all of the Acquired Assets by Seller to Buyer pursuant to the terms of this Agreement or (b) to Buyer’s Knowledge, have a Material Adverse Effect on Buyer.

6.4          Litigation; Legislation.  There is no action, suit, investigation or proceeding, in which Buyer has appeared or has been named or served as a party (either as a plaintiff or defendant) or, to Buyer’s Knowledge, threatened in writing before any court or Governmental Authority, including actions, suits or proceedings for the enforcement of Permits or investigations of any kind, which, if adversely determined, would reasonably be expected to have a Material Adverse Effect on Buyer.  Subject to obtaining FCC Consent from the FCC, Buyer is qualified and able to acquire and hold or control the FCC Licenses under applicable Law.  To the knowledge of Buyer and other than as set forth in Schedule 6.4, there exists no circumstances or facts relating to the Buyer that would materially impair, delay or preclude the grant of FCC Consent to assignment of the FCC Licenses or other Acquired Assets to Buyer.

6.5          No Conflicts.  The execution and delivery by Buyer of this Agreement does not, and the performance by Buyer of their obligations under this Agreement and the consummation of the transactions contemplated hereby and thereby will not, subject to obtaining the consents and approvals disclosed in the Disclosure Schedule (all of which have been obtained and are in full force and effect):

6.5.1          to Buyer’s Knowledge, conflict with or result in a violation or breach of any of the terms, conditions or provisions of the articles of incorporation or bylaws of Buyer;

6.5.2          to Buyer’s Knowledge, conflict with or result in a violation or breach of any term or provision of any Applicable Law applicable to Buyer; or

6.5.3          to Buyer’s Knowledge (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Buyer to obtain any consent, approval or action or, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in the creation of imposition of any Lien pursuant to, in each such case, any Permit.

6.6           Third Party Consents.  The Disclosure Schedule sets forth a true, correct and complete list of all consents and approvals of Persons, including Governmental Authorities, that are required in connection with the execution and delivery of this Agreement or the consummation by Buyer of the transactions contemplated by this Agreement, all of which the Seller shall seek in good faith, except where the failure to be obtained would not reasonably be expected to have a Material Adverse Effect on Buyer or Seller following consummation of the sale.

6.7           Brokers’ Fees.  There are no fees or commissions payable to any broker, finder or agent with respect to the transactions contemplated by this Agreement as a result of any of Buyer’s actions for which Seller or Buyer could become liable or obligated.

6.8          Certain Acknowledgements Buyer.  Buyer acknowledges that, prior to execution of this Agreement, it has been afforded the opportunity to inspect and have received access to the Acquired Assets and the other books and records of Sellers in respect of the Acquired Assets, and any other items they deem necessary or advisable in connection with their decision to enter into this Agreement and to consummate the transactions referred to in this Agreement.  Buyer is a sophisticated party and, with its advisors, has conducted its own investigation of the Acquired Assets and the other books and records of Sellers in respect of the Acquired Assets to its own satisfaction and has independently investigated, analyzed and appraised the condition, value, prospects and risks associated therewith.

ARTICLE 7

CONFIDENTIAL INFORMATION

7.1          Buyer Confidential Information.  Seller will keep confidential, except as may be approved in writing by Buyer, or as may be necessary for the proper discharge by Seller of its duties under this Agreement, or as may be necessary to be disclosed to taxing authorities and accountants preparing Seller’s tax reports and filings or as may be necessary pursuant to the Buyer’s obligations under applicable federal or state securities laws or as may be necessary to respond to legal process, (i) the terms and provisions of this Agreement, (ii) any and all information received by or in the possession of Seller relating to Buyer’s business and/or relating to the Acquired Assets which is either non-public, confidential or proprietary, or (iii) any and all analyses, compilations, data, studies or other documents prepared by or for Buyer or Seller in the use of the Acquired Assets (the “Buyer Confidential Information”).

7.2          Seller Confidential Information.  Buyer will keep confidential, except as may be approved in writing by Seller, or as may be necessary for the proper discharge by Buyer of its duties under this Agreement, or as may be necessary to be disclosed to taxing authorities and accountants preparing Buyer’s tax reports and filings or as may be necessary pursuant to the Buyer’s obligations under applicable federal or state securities laws or as may be necessary to respond to legal process, (i) the terms and provisions of this Agreement, (ii) any and all information received by or in the possession of Buyer relating to Seller’s business which is either non-public, confidential or proprietary (including but not limited to customer lists and customer information), or (iii) any and all analyses, compilations, data, studies or other documents prepared by or for Buyer or Seller or relating to the Acquired Assets (the “Seller Confidential Information”, and together with the Buyer Confidential Information, the “Confidential Information”).  Notwithstanding the foregoing, subject to applicable law, Buyer may also use and disclose Seller Confidential Information to third parties for the financing, repair, operation and maintenance of the Acquired Assets and in addition, Buyer may disclose Seller Confidential Information to prospective purchasers of, and/or parties providing financing with respect to, the Acquired Assets; provided, however, that in each case such disclosures will be subject to the written agreement of such third party to keep Seller Confidential Information confidential, not disclose the same to any third party without the prior written consent of the Seller, and not use any Seller Confidential Information for any purposes other than those included in this Section 7.2.  Such confidentiality agreements will be in writing and governed by terms and conditions substantially similar to those in this Agreement.

7.3           Confidentiality Exceptions.  Notwithstanding Sections 7.1 and 7.2:

7.3.1         Seller and Buyer will be entitled to the extent necessary for the performance of their respective duties under this Agreement to allow access to details relating to the business of the other Party exclusively to such of its employees and consultants who are directly concerned with the carrying out of its duties under this Agreement; provided, however, that each Party will inform each of such Persons of the confidential nature of such information and of that Party’s obligations of confidentiality in respect thereof and such Party will be responsible for any breach of such obligations by any of its employees or consultants; and

7.3.2         the Parties will have no obligation with respect to any Confidential Information, as applicable, which (i) is or becomes publicly known through no act of the receiving Party, (ii) is approved for release by written authorization of the disclosing Party or (iii) is required to be disclosed by the receiving Party pursuant to a legal process (so long as the receiving Party uses commercially reasonable efforts to avoid disclosure of such information, and prior to furnishing such information, the receiving Party notifies the disclosing Party and gives the disclosing Party the opportunity to object to the disclosure and/or to seek a protective order).  Nothing in this Agreement will bar the right of either Party to seek and obtain from any court injunctive relief against conduct or threatened conduct which violates this Article 7.

7.4          Public Announcements.  All public announcements by either Party in relation to this Agreement will be fully discussed in advance between, and approved by, both Seller and Buyer, except as may be necessary pursuant to the Buyer’s obligations under applicable federal or state securities laws.

7.5          Limitation.  The Parties obligation to maintain the confidentiality of the Confidential Information as required under this Agreement will continue for a period of three (3) years following the Effective Date.

ARTICLE 8

COVENANTS OF BUYER AND SELLER

8.1          Cooperation.  From and after the Effective Date until the Closing Date, Seller will continue to reasonably cooperate with Buyer to assist Buyer’s evaluation and use of the Acquired Assets; provided, however, that Seller will not, without the prior written consent of Buyer:

8.1.1          mortgage, pledge or subject to any Lien any of the Acquired Assets;

8.1.2          waive any rights of material value or terminate, or amend, any Contract or Permit;

8.1.3          sell, transfer or otherwise dispose of any Acquired Assets other than in the ordinary course of business;

8.1.4          consent to or acquiesce in the entry of any judgment, order, decree or injunction by any court or Governmental Authority, or file, settle or agree to settle any litigation, with respect to the Acquired Assets; or

8.2         Access to Assets.  From and after the Effective Date through the Closing Date, Seller will take all action necessary to allow, permit, or obtain the right of Buyer to access the premises on which the physical Acquired Assets are located, upon reasonable prior notice, in order to perform due diligence and any other studies Buyer deems necessary in its reasonable discretion.

8.3          Due Diligence.

8.3.1          From and after the Effective Date through the Closing Date, Seller will take all commercially reasonable action necessary to allow, permit or obtain the right of Buyer and any of its Affiliates and Representatives reasonable access to the management personnel of Seller or any Affiliate of Seller involved in the Acquired Assets.  Buyer will be entitled to conduct (and Seller will use reasonable efforts to cooperate with Buyer and facilitate) an in-depth due diligence review of the status and prospects for the operation and use of the Acquired Assets, and any matters relating thereto, including the right to review and make copies of the books and records of Seller or any Affiliate of Seller related to the Acquired Assets, including files and memoranda, documents, reports, studies, contracts and agreements, filings with governmental authorities, litigation files, environmental compliance files, studies and reports, permit and license files, patent, trademark and technology files and other tangible or electronic materials as may exist pertaining to the Acquired Assets as may be requested by Buyer or its Representatives.  The topics of such review may include forecasted growth and churn of data subscribers, terms of existing internet transport or termination agreements, current and forecasted network capital expenditures, accounts receivable aging and uncollectible accounts, network performance and quality of network elements in service, customer contracts, or assignment of the NTIA Stimulus Award.  Such review will take place during normal business hours.  Seller will also give Buyer and its Representatives the opportunity to discuss the Acquired Assets with employees, officers, directors and agents of Seller or any Affiliate of Seller involved with the Acquired Assets.

8.3.2          Seller will also cooperate with Buyer, at Buyer’s cost, in arranging opportunities for Buyer and its Representatives to meet and discuss the Acquired Assets with appropriate third parties (including landowners, suppliers, vendors and lessors and including licensees of Leased FCC Licenses) and federal, state and local government Representatives; provided that Buyer will notify Seller of its desire to have each such meeting and discussion and, promptly thereafter, Seller will use commercially reasonable efforts to contact such third party or representative to schedule such meeting and discussion, and Seller will have the right to participate in any such meeting and discussion.  Seller will, to the extent reasonably requested by Buyer, at Buyer’s cost, make available appropriate Representatives of Seller so that Buyer’s Representatives have reasonable access to the information developed or retained by such Seller Representatives with respect to the Acquired Assets, and reasonable opportunity to discuss such information with such persons.

8.4          FCC Filings.

8.4.1          As soon as practicable after the date hereof, but in no event more than seven (7) Business Days following the date hereof, Buyer and Seller shall file or cause to be filed with the FCC an appropriate application for FCC consent to the assignment to Buyer of the Owned FCC Licenses and the Spectrum Leases (the “FCC Assignment Applications”); provided, however, that the failure to file within such seven (7) Business Day period shall not constitute a breach of this Agreement so long as the filing is made as promptly as reasonably practicable thereafter.  The FCC Assignment Applications and any supplemental information furnished in connection therewith shall be in substantial compliance with the FCC Laws, and shall contain such showings, information and requests for waivers as shall be appropriate.  In the event that any information in the FCC Assignment Applications or any such supplemental information furnished in connection therewith is deemed confidential by Buyer, the parties shall use their reasonable best efforts to maintain the confidentiality of the same, and Buyer (with such support from Seller as reasonably may be necessary or helpful) shall seek FCC authorization to withhold such information from public view.

8.4.2          Buyer and Seller shall furnish to each other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation, filing and prosecution of the FCC Assignment Applications.  Seller and Buyer shall each use their respective commercially reasonable efforts to prosecute the FCC Assignment Applications and shall furnish to the FCC any documents, materials, or other information reasonably requested by the FCC.  In the event that the FCC’s approval of the FCC Assignment Applications shall be the subject of reconsideration, review or appeal, Seller and Buyer shall use their respective commercially reasonable efforts to defend diligently and in good faith such reconsideration, review or appeal.

8.4.3          Buyer and Seller shall bear their own expenses in connection with the preparation, filing, and prosecution of the FCC Assignment Applications; provided, however, that all filing fees incurred in connection therewith shall be borne by Buyer.

8.5         Assignment Relating to the NTIA Stimulus Award.  It is understood by the Parties hereto that there can be no assurances that the appropriate Governmental Authorities will accept the assignment or transfer of the NTIA Stimulus Award to the Purchaser as proposed in this Agreement.  Notwithstanding the foregoing, it is also recognized by the Parties hereto that Mr. William Wallace, who is currently employed by the Seller, has specific knowledge and relationships which were essential to the initial grant of the NTIA Stimulus Award to the Seller and which the Parties believe will be essential in making a successful application to Transfer the NTIA Stimulus Award to the Purchaser.  To this end, the Seller covenants to use its best efforts to cause and to ensure that Mr. William Wallace uses his best efforts and is available to provide such reasonable personal professional assistance in whatever manner is necessary including for a period not to exceed six months from the Closing Date to effectuate the transfer and or assignment of the Sellers rights under the NTIA Stimulus Award.

8.6         Additional Assistance Related to Financial Statements.  It is understood by the Parties, that pursuant to their obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934, the Purchaser is obligated to provide audited financial statements of the Business as same are contemplated by GAAP.  It is understood that certain information necessary for the completion of said audited financial statements is currently known to certain employees of DBC.  It is further understood that a delay in filing the audited financial statements of the Business may cause irreparable harm to the Purchaser.  To this end, through the Closing, the Seller agrees to provide the services of its accounting staff to assist with the preparation of audited financial statements.  Following the Closing, Buyer will be free to engage its accounting staff to provide ongoing support to Buyer on mutually agreeable terms.  The Seller shall also provide access to all such records, resources and accounts as are reasonably necessary to complete the audit for a period of up to six months after Closing.

8.7         Operation of Business Prior to Closing.  From the date hereof until the Closing Date, Seller, except as expressly contemplated by this Agreement or otherwise consented to by Buyer in writing, shall (a) operate the Business only in the Ordinary Course of Business, (b) maintain all of the tangible Acquired Assets in good operating condition and suitable for their intended use subject to ordinary wear and tear, (c) keep in full force and effect insurance comparable in amount and scope of coverage to insurance now carried with respect to the Business and the Acquired Assets, and (d) exercise commercially reasonable efforts to maintain the Subscribers and retain the services of employees of the Business.  From the execution of this Agreement through the Closing Date, Seller will continue to operate the Business in substantially the same manner as above, and agrees (a) not to increase the monthly rates of the current service packages provided to Subscribers as of the Closing Date, (b) not to increase any salaries or benefits for any employees and (c) not to make any material expenditures of capital or assume any material new obligations without first obtaining the written consent of Buyer.

8.8          List of Qualified Subscribers.  Seller shall provide a list of Qualified Subscribers (current as of no less than 10 days prior to Closing) to the Purchaser three (3) days prior to Closing.

ARTICLE 9

INDEMNIFICATION

9.1           Indemnity by Seller.  Seller will indemnify and hold harmless Buyer and Buyer’s Affiliates together with their respective members, shareholders, managers, directors, officers, employees, agents, advisors, attorneys, accountants and consultants (each a “Buyer Indemnified Party”) from and against all claims, damages, losses, liabilities, costs, deficiencies and expenses (including investigative costs, settlement costs and any reasonable outside legal, accounting or other expenses for investigating or defending any actions or threatened actions) (collectively, the “Losses”) to which any Buyer Indemnified Party becomes subject, which Losses arise out of or are incurred in connection with each and all of the following:

9.1.1          any breach of any representation or warranty made by Seller in this Agreement or as re-certified in a certificate delivered by Seller at the Closing;

9.1.2          any breach of any covenant, agreement or obligation of Seller contained in this Agreement;

9.1.3          any fraud by Seller in connection with this Agreement or the transactions contemplated by this Agreement; and

9.1.4          any claims, actions or suits made by third parties (before or after the Closing Date) against any Buyer Indemnified Party arising solely from acts or omissions of Seller prior to the Closing Date; provided, that Seller will not be liable for any Losses pursuant to this Section 9.1, unless and until the aggregate amount of indemnifiable Losses under this Section 9.1 which may be recovered from Seller equals or exceeds one hundred fifty thousand dollars ($150,000).   For purposes of clarification, any adjustments to the Purchase Price as set forth in Section 2.5 shall not be subject to the limitations set forth in this Section 9.1.4.

9.2          Indemnity by Buyer.  Buyer will indemnify and hold harmless Seller and Seller’s Affiliates together with their respective members, shareholders, managers, directors, officers, employees, agents, advisors, attorneys, accountants and consultants (each a “Seller Indemnified Party”) from and against all claims, damages, losses, liabilities, costs, deficiencies and expenses (including investigative costs, settlement costs and any reasonable outside legal, accounting or other expenses for investigating or defending any actions or threatened actions) (collectively, the “Losses”) to which any Seller Indemnified Party becomes subject, which Losses arise out of or are incurred in connection with each and all of the following:

9.2.1          any breach of any representation or warranty made by Buyer in this Agreement or as re-certified in a certificate delivered by Buyer at the Closing;

9.2.2          any breach of any covenant, agreement or obligation of Buyer contained in this Agreement;

9.2.3          any fraud by Buyer in connection with this Agreement or the transactions contemplated by this Agreement;

9.2.4          any claims, actions or suits made by third parties after the Closing Date against any Seller Indemnified Party in connection with the Assumed Liabilities after the Closing Date; and

9.2.5          any claims, actions or suits made by third parties after the Closing Date against any Seller Indemnified Party in connection with the acts or omissions of Buyer after the Closing Date.

9.3          Claims for Indemnification.

9.3.1          If a Buyer Indemnified Party seeks indemnification under this Article 9, it will submit written notice (a “Claim Notice”) to the Seller as soon as practicable after the Buyer Indemnified Party becomes aware of any fact, condition or event which may give rise to Losses for which indemnification may be sought under this Section 9.3.1 (a “Claim”).

9.3.2          If a Seller Indemnified Party seeks indemnification under this Article 9, it will submit a Claim Notice to the Buyer as soon as practicable after the Seller Indemnified Party becomes aware of any Claim for which indemnification may be sought under this Section 9.3.2.

9.3.3          Any Party’s right to indemnification pursuant to this Article 9 will be reduced by all insurance or other third party indemnification proceeds actually received by such Party as a result of such Losses.

9.4             Consequential Damages.  EXCEPT AS OTHERWISE SET FORTH HEREIN, IN NO EVENT WILL SELLER OR BUYER OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, MEMBERS, PARTNERS, SHAREHOLDERS, EMPLOYEES, AGENTS OR AFFILIATES BE LIABLE FOR ANY SPECIAL, INDIRECT, NON-COMPENSATORY, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR EXEMPLARY DAMAGES OF ANY TYPE, INCLUDING LOST PROFITS, LOSS OF BUSINESS OPPORTUNITY OR BUSINESS INTERRUPTIONS IRRESPECTIVE OF WHETHER SUCH DAMAGES ARE REASONABLY FORESEEABLE OR WHETHER SUCH CLAIMS ARISE IN CONTRACT, TORT (INCLUDING NEGLIGENCE, WHETHER SOLE, JOINT, OR CONCURRENT OR STRICT LIABILITY) OR OTHERWISE.

9.5           Survival.  The indemnification obligations in this Article 9 will survive the Closing or any termination of this Agreement until the eighteen (18) month anniversary of the Effective Date.  Notwithstanding anything to the contrary herein, the covenants and agreements of Seller contained in Section 5.9 and 11.3 shall continue in full force and effect for the benefit of the Buyer Indemnified Party until the twenty four (24) month anniversary of the Effective Date (after giving effect to any waivers and extensions thereof).  Additionally, a claim for any breach by Seller of any of the representations and warranties contained in this Agreement or in any Schedule or Exhibit delivered pursuant to this Agreement involving fraud may be made at any time subject only to applicable limitation periods imposed by law.

9.6           Limitation of Liability.  Notwithstanding the other provisions of this Article 9, the aggregate amount of indemnity damages to which either Seller or Buyer will be entitled to under Section 9.1 or 9.2, as the case may be, will be limited to thirty percent (30%) of the Purchase Price then received by Seller or paid by Buyer.

ARTICLE 10

TAX MATTERS

10.1        Allocation of Purchase Price.  The allocation of the Purchase Price will be agreed between the Parties each acting reasonably, within thirty (30) days after the Closing Date, or as soon thereafter as practicable after giving effect to any Purchase Price Adjustments.  All Tax Returns and reports filed by Seller and Buyer with respect to the transactions contemplated by this Agreement will be consistent with such allocations.

10.2        Sales, Transfer, and Documentary Taxes, etc.  Seller will pay all federal and local sales, documentary and other transfer taxes, if any, due as a result of the purchase, sale or transfer of the Acquired Assets in accordance with this Agreement, whether imposed by law on Seller or Buyer, and Seller will indemnify, reimburse and hold harmless Buyer in respect of the liability for payment of or failure to pay any such taxes or the filing of or failure to file any reports required in connection with such taxes.

ARTICLE 11

TERMINATION

11.1        Termination of Agreement.  The parties may terminate this Agreement as provided below:

11.1.1        Buyer and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

11.1.2        Buyer may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (i) in the event Seller has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Buyer has notified Seller of the breach, and the breach has continued without cure for a period of 15 days after the notice of breach, or (ii) by reason of the failure of any condition precedent or covenants under Articles 4 and 8 hereof, including but not limited to the failure to transfer the Spectrum Leases (unless the failure results primarily from Buyer itself breaching any representation, warranty, or covenant contained in this Agreement) or (iii) if the Closing shall not have occurred on or before December 31, 2011; and

11.1.3        Seller may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (i) in the event Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Seller has notified Buyer of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach, or (ii) if the Closing shall not have occurred on or before December 31, 2011, by reason of the failure of any condition precedent under Section 3.3 hereof (unless the failure results primarily from Seller itself breaching any representation, warranty, or covenant contained in this Agreement).

11.2        Effect of Termination.  If either party terminates this Agreement pursuant to Section 11.1, all rights and obligations of the Parties hereunder, other than the confidentiality obligations set forth in Article 7  shall terminate without any liability of any party to any other party (except for any liability of any party then in breach).

11.3        Termination Fee.  It is understood by the parties hereto that the Termination Fee shall only become due and payable to the Buyer if (i) the Seller elects not to consummate the transaction contemplated herein for any reason other than those set forth in Sections 11.1.1 and 11.1.3, (ii) a Superior Proposal is received by Seller prior to Seller’s election not to consummate such transaction, and (iii) within six (6) months from the date of Termination of this Agreement by the Seller pursuant to Section 11.1.3(ii), the Seller agrees to or enters into an agreement to sell or transfer the Business, whether through a sale of all, or substantially all, of the ownership interests of the Seller (however characterized) or any successor thereto, or through a sale of all, or substantially all, of the assets of the Seller or any successor thereto, with the Person making the Superior Proposal or such Person’s Affiliate (a “Third Party Sale”) and the Third Party Sale ultimately closes.  The Seller acknowledges and agrees that the Termination Fee represents the Parties’ best estimate of the out-of-pocket costs incurred by the Buyer and the value of management time, overhead, opportunity costs and other unallocated costs of the Buyer incurred by or on behalf of the Buyer in connection with this Agreement.  The Seller further acknowledges that the provisions for the payment of this Termination Fee are an integral part of the transaction contemplated by this Agreement and that, without these provisions, the Buyer would not have entered into this Agreement. Payment of the Termination Fee shall be made in immediately available funds payable at the closing of the Third Party Sale.  Seller, and its principal commercial lenders, Spring Capital and BIA Digital (jointly), shall fully indemnify Buyer for any and all costs, including the payment of any attorneys’ fees, incurred in connection with the collection and enforcement of any judgment relating to the non-payment of the Termination Fee.

ARTICLE 12

NOTICES

Any communications between the Parties to this Agreement or regular notices provided in this Agreement to be given will be given to the following addresses:

To Buyer:	KeyOn Communications Holdings, Inc.
7548 Sahara Ave., Suite 102
Las Vegas, NV 89117
Email:	djhandell@keyon.com
Attention:	Dani Jo Handell

With a copy to:	Solomon Blum Heymann LLP
40 Wall Street-35th Floor
New York, New York 10005
Email:	msemack@solblum.com
Attention:	Michael J. Semack

To Seller:	Digital Bridge Communications Corporation
102 Maplewood Drive
Hazleton, Pennsylvania 18202
Email:	john.butler@dbcmail.com
Attention:	John Butler

Any notice which is personally served will be effective upon the date of service; any notice given by U.S. Mail will be deemed effectively given, if deposited in the United States Mail, registered or certified with return receipt requested, postage prepaid and addressed as provided above, on the date of receipt, refusal or non-delivery indicated on the return receipt.  In addition, either Party may send notices by facsimile or by a nationally recognized overnight courier service which provides written proof of delivery (such as U.P.S. or Federal Express).  Any notice sent by e-mail or facsimile will be effective upon confirmation of receipt in legible form, and any notice sent by a nationally recognized overnight courier will be effective on the date of delivery to the Party at its address specified above as set forth in the courier’s delivery receipt.  Either Party may, by notice to the other from time to time in the manner in this Agreement provided, specify a different address for notice purposes.

ARTICLE 13

MISCELLANEOUS

13.1        Successors and Assigns.  This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and assigns, except that Buyer, on the one hand, and Seller, on the other hand, may not assign their respective obligations under this Agreement without the prior written consent of the other Party.

13.2        Entire Agreement; Amendments; Attachments.  This Agreement, and all exhibits and schedules to this Agreement, represents the entire understanding and agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between the Parties.  Buyer and Seller may amend or modify this Agreement, in such manner as may be agreed upon, by a written instrument executed by Buyer and Seller.  If the provisions of any exhibit or schedule are inconsistent with the provisions of this Agreement, the provisions of this Agreement will prevail.  The exhibits and schedules attached to this Agreement are hereby incorporated as integral parts of this Agreement.

13.3         Severability.  Any provision of this Agreement which is invalid, illegal or unenforceable will be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions of this Agreement or rendering that or any other provision of this Agreement invalid, illegal or unenforceable.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

13.4        Dispute Resolution Process; Consent to Jurisdiction.

13.4.1       The Parties will attempt in good faith to resolve promptly any dispute arising out of or relating to this Agreement.  Any Party may give the other Party a written notice of any dispute not so resolved in the normal course of business.  Within thirty (30) days after delivery of such notice, representatives of the Parties with full settlement authority will meet at a mutually acceptable time and place and thereafter as often as they reasonably deem necessary, to exchange relevant information and to attempt to resolve the dispute.

13.4.2        If the dispute has not been resolved by negotiations within sixty (60) days following the notice provided for in Section 13.4.1, or if the Parties fail to meet within the thirty (30) day period set forth in Section 13.4.1, then each of the Parties hereby irrevocably consents and agrees that any legal action or proceedings with respect to this Agreement may be brought in any of the courts of the State of Delaware or the courts of the United States of America for the State of Delaware having subject matter jurisdiction.  By execution and delivery of this Agreement and such other documents executed in connection with this Agreement, each Party hereby (a) accepts the exclusive jurisdiction of the aforesaid courts, (b) irrevocably agrees to be bound by any final judgment (after any and all appeals) of any such court with respect to such documents, (c) irrevocably waives, to the fullest extent permitted by law, any objection it may now or hereafter have to the laying of venue of any action or proceeding with respect to such documents brought in any such court, and further irrevocably waives, to the fullest extent permitted by law, any claim that any such action or proceeding brought in any such court has been brought in any inconvenient forum, (d) agrees that services of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Party at its address set forth in Article 12, or at such other address of which the Parties have been notified and (e) agrees that nothing in this Agreement will affect the right to effect service of process in any other manner permitted by law or limit the right to bring any action or proceeding in any other jurisdiction.

13.5        Governing Law.  This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, excluding any laws thereof which would direct application of law of another jurisdiction.

13.6        Section Headings.  The Section headings are for the convenience of the Parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the Parties.

13.7        Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which will be one and the same document.

13.8        No Third Party Beneficiaries.  This Agreement is entered into for the sole benefit of the Parties, and except as specifically provided in this Agreement, no other Person will be a direct or indirect beneficiary of, or will have any direct or indirect cause of action or claim in connection with, this Agreement.

13.9        Waiver.  At any time prior to the Closing Date, any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties to this Agreement, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement and (c) waive compliance by any other Party with any of the agreements or conditions contained in this Agreement.  Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby.  The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

13.10      Costs.  Except as otherwise set forth herein, each Party will pay all of its own costs and expenses, including the fees and costs of its attorneys, consultants, contractors and representatives, incurred in connection with this Agreement.  In the event of legal action to enforce or interpret any provision of this Agreement or the agreements, instruments or certificates delivered pursuant to this Agreement, the prevailing Party will be entitled to recover from the other Party its reasonable attorneys’ fees and other costs of suit so incurred from the losing Party, at trial, on any appeal, and on any petition for review or other proceeding, in addition to all other sums provided by law.

 [SIGNATURE PAGE FOLLOWS]

In Witness Whereof, this Agreement has been duly executed by the Parties to this Agreement as of and on the date first above written.

DIGITALBRIDGE COMMUNICATIONS CORPORATION

By: /s/ John Butler
       John Butler
       Chief Executive Officer

Digital Bridge Spectrum Corp.

By: /s/ John Butler
       John Butler
       Chief Executive Officer

Digital Bridge Spectrum II, LLC

By: /s/ John Butler
       John Butler
       Chief Executive Officer

KEYON COMMUNICATIONS HOLDINGS, INC.

By: /s/ Jonathan Synder
       Jonathan Synder
       Chief Executive Officer

Exhibit A

BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT

This Bill Of Sale, Assignment And Assumption Agreement (“Agreement”), dated as of ____ __, 2011 (the “Closing Date”), is made by and between DigitalBridge Communications Corporation, a Delaware corporation Digital Bridge Spectrum Corp., a Delaware corporation and Digital Bridge Spectrum II, LLC a Delaware limited liability company (collectively, the “Seller”), and Keyon Communications Holdings, Inc., a Delaware corporation (“Buyer”).  Buyer and Seller each may be referred to in this Agreement as a “Party”, and collectively as the “Parties”.

Recitals

A.           Seller and Buyer have entered into that certain Asset Purchase Agreement dated as of _____  __, 2011 (as may be amended from time to time, the “APA”), pursuant to which, among other things, the Seller has agreed to sell, convey, assign, transfer and deliver the Acquired Assets to Buyer.

B.           The Parties now desire to carry out the intent and purpose of the APA by the Parties’ execution and delivery of this Agreement evidencing the (i) assignment, conveyance, transfer and delivery of the Acquired Assets, and (ii) assumption by Buyer of the Seller’s liabilities and obligations required to be paid, discharged and performed by Buyer with respect to certain of the Acquired Assets.

Now, Therefore, in consideration of the premises and mutual agreements in this Agreement and for other good and valuable consideration, the parties hereby agree as follows:

Agreement

1.           Sale and Assignment.  Subject to the terms and conditions of the APA, Seller hereby irrevocably sells, transfers, conveys, grants, assigns, transfers, sets over and delivers to Buyer all of its right, title and interest in and to the Acquired Assets, as such Acquired Assets are: (i) described in the APA and set forth on the Disclosure Schedule to the APA; and (ii) listed on Attachment I attached to this Agreement.

2.           Assumption.  Subject to the terms and conditions of the APA, Buyer hereby agrees to assume and pay, discharge and perform, as and when due, all of the Assumed Liabilities and obligations associated with, related to or arising under the Acquired Assets, to the extent arising from and after the Closing Date.

3.           Effective Time.  This Agreement will be deemed effective for all purposes at 12:01 a.m., Washington, DC time, on the Closing Date.

4.           Definitions.  Except as otherwise expressly provided in this Agreement, capitalized terms used but not otherwise defined in this Agreement will have the meanings ascribed to such terms in the APA.

5.           Relationship with the APA.  This Agreement is governed by and subject to all of the representations, warranties, covenants, indemnities, and other terms and conditions of the APA, the terms of which are hereby incorporated into this Agreement.  In the event that any provision of this Agreement is construed to conflict with a provision of the APA, the provision of the APA will be deemed controlling.

6.           Successors and Assigns.  This Agreement will bind and inure to the benefit of the Parties and their respective successors and assigns.

7.           Further Assurances.  Each Party agrees to execute all documents necessary to carry out the purpose of this Agreement and to cooperate with each other for the expeditious filing of any and all documents and the fulfillment of the terms of this Agreement.

8.           Severability.  Each provision of this Agreement is intended to be severable.  If any term or provision is illegal or invalid for any reason whatsoever, such illegality or invalidity will not affect the legality or validity of the remainder of this Agreement.

9.           Governing Law.  This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware without regard to its conflicts of laws provisions.

10.         Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(Signature page follows.)

In Witness Whereof, the Parties have executed this Bill of Sale, Assignment and Assumption Agreement as of the date first written above.

DIGITALBRIDGE COMMUNICATIONS CORPORATION

By: /s/ John Butler
       John Butler
       Chief Executive Officer

Digital Bridge Spectrum Corp.

By: /s/ John Butler
       John Butler
       Chief Executive Officer

Digital Bridge Spectrum II, LLC

By: /s/ John Butler
       John Butler
       Chief Executive Officer

KEYON COMMUNICATIONS HOLDINGS, INC.

By: /s/ Jonathan Synder
       Jonathan Synder
       Chief Executive Officer

Exhibit B

Form of Estoppel Certificate

CONSENT AND ESTOPPEL

[Identify Licensee] (“Licensee”) is a party to that certain [title of lease agreement] dated as of [date] (the “Lease”) between Licensee and DigitalBridge Spectrum Corp. (“DBC”) for the lease of the excess capacity of a license issued by the Federal Communications Commission (“FCC”) with call sign [insert call sign here] (the “License”).

Licensee hereby executes this Consent and Estoppel for the purposes of: (i) confirming that neither DBC’s entering into an agreement between DBC and KeyOn Communications Holdings, Inc.  (pursuant to which DBC will assign its rights under the Lease to KeyOn Communications, Inc., or an affiliated subsidiary (“KeyOn”), and KeyOn will assume DBC’s obligations, nor the consummation of such transaction will constitute a default under the Lease; (ii) consenting to such assignment and assumption; (iii) accepting post-assignment performance of all of DBC’s obligations under the Lease directly from KeyOn; and (iv) discharging DBC from all obligations under the Lease that arise or accrue following such assignment.

Licensee represents and warrants that (i) the Lease is valid, binding and in full force and effect, and has not been amended, modified, supplemented or superseded except as identified in the first paragraph hereof; (ii) the Lease constitutes the entire agreement between Licensee and DBC, there being no other agreements between the parties; (iii) neither Licensee, nor to Licensee’s knowledge, DBC has failed to comply or is in breach or default under the Lease; (iv) no party to the Lease has claimed, and neither Licensee, nor to Licensee’s knowledge, DBC has threatened, that such party has a right to terminate the Lease or to seek damages for the violation, breach or default of the Lease; (v) Licensee has not given or received a notice of default pursuant to the Lease; (vi) no condition exists or event has occurred which, with or without the lapse of time or the giving of notice, or both, would constitute a default under the Lease; and (vii) other than the Lease, Licensee has not entered into any agreement or understanding relating to the License or the spectrum covered by the License (including any agreements relating to use of the spectrum or interference that may be caused or suffered by users of the spectrum).

Licensee further represents and warrants that there is not pending or, to the Licensee’s knowledge, threatened, any action, petition, objection or other pleading, or any proceeding with the FCC, any other governmental authority, or any court or arbitration panel which (i) questions or contests the validity of, or seeks the revocation, forfeiture, non-renewal or suspension of the License or the Lease, (ii) seeks the imposition of any modification or amendment with respect thereof, (iii) would adversely affect the ability of DBC to assign the Lease to KeyOn; or (iv) seeks the payment of a debt, fine, sanction, penalty, damages or contribution in connection with the use of the License.  Licensee also represents and warrants that: (i) it is in compliance with all FCC rules, regulations and policies (“FCC Laws”) applicable to the License and the Lease except where the failure to be in compliance would not be expected to have a material adverse effect; (ii) since the issuance of the License, it has complied in all material respects with all of the terms and conditions of all applicable FCC Laws except where the failure to be in compliance would not be expected to have a material adverse effect; (iii)  the License is free and clear of all liens and encumbrances and is unimpaired by any acts or omissions of the Licensee, other than the Lease; and (iv) all material documents required to be filed by Licensee with the FCC at any time with respect to the License and the Lease have been timely filed or the time period for such filing has not lapsed.

[If Lease is for BRS spectrum]  Licensee also represents and warrants that as of May 1, 2011, the License was being utilized to provide “substantial service” as defined in 47 C.F.R. §27.14(o) by satisfying the safe harbor set forth in 47 C.F.R. §27.14(o)(1)(ii) and a demonstration of such utilization was filed with the FCC no later than May 2, 2011.  Such demonstration remains pending before the FCC (except if it has been approved), and no petition, objection or other pleading with respect to such demonstration is pending or, to the knowledge of Licensee, threatened, and Licensee has received no communications, notice or inquiry from the FCC with respect thereto.

[If Lease is for EBS spectrum]  Licensee also represents and warrants that the License is being utilized to provide “substantial service” as defined in 47 C.F.R. §27.14(o) by satisfying the safe harbor set forth in 47 C.F.R. §27.14(o)(1)(ii).  No facts or circumstances preclude the Licensee from continuing to provide “substantial service” through at least November 1, 2011 or from timely submitting a demonstration of such “substantial service” to the FCC or would lead the FCC to reject such a demonstration, and Licensee warrants and covenants that it will timely submit such a demonstration and prosecute such demonstration to approval.

In addition, Licensee warrants and covenants that until such time as Licensee has been notified that (i) the Lease has been assigned to KeyOn or (ii) the agreement to assign the Lease to KeyOn has been terminated, it will not: (1) enter into any modification of the Lease which adversely affects KeyOn’s rights under the Lease; or (2) take any action or do or perform any act or fail to perform any act which would result in the failure or breach of any of the covenants, agreements, terms, provisions or conditions of the Lease.  Licensee further warrants and covenants that until such time, it will notify KeyOn in writing sent to Jonathan Snyder, Chief Executive Officer, KeyOn Communications, Inc., 7548 Sahara Avenue, Suite 102, Las Vegas, Nevada 89117 should any of the representations and warranties set forth herein no longer be true and accurate.

Licensee acknowledges and agrees that this Consent and Estoppel is provided by Licensee with the understanding that (i) it constitutes a material inducement for DBC and KeyOn to consummate the assignment and assumption of the Lease; (ii) this Consent and Estoppel shall be effective from the date hereof through the term of the Lease; (iii) DBC and KeyOn will rely on this Consent and Estoppel in proceeding to close the assignment and assumption of the Lease; and (iv) KeyOn is an intended third party beneficiary of this Consent and Estoppel.

Licensee has executed and delivered this Consent and Estoppel as of the ____ day of _______________________, 2011.

LICENSEE:	[____________________]

By:

Name:

Title:

EXHIBIT C

CUSTOMER DATA FORM FOR QUALIFIED SUBSCRIBERS

Customer data in CSV or Excel
(All reports must include customer unique ID and Name)

Customer Information:
Customer ID
Customer Name
Company Name (if applicable)
Service Full Address
Billing Full Address
Phone numbers
E-mail address(s)
Contact Information
Customer Status (Enabled/Canceled/Suspended/Inquiry/Ordered/NVO)
Installed/installation Date
Equipment owned by: Customer/Company
Customer Type (Commercial/Residential)
Invoice Delivery Type (Hard copy / E-mail / Hard copy & E-mail / None)
Payment Type (with Credit Card or ACH information – if applicable)
Credit Card type: Visa/MasterCard/American Express/Discover
Card Holder Name
Card Holder Address
Expiration Date
Credit Card Number
ACH/EFT with:
Bank Name
Bank Account
Routing Number
Account holder name
Contract – PDF or Hard copy
Contract – Start and End Date – Cancellation Terms – Payment Terms
Notes and Tickets
Tax Exempt number (if applicable)
Customer Balance
Detailed Transactions
Invoices
Individual transactions

Payments (with check number or approval code if ACH or Credit Card)
Credits
Deposits (if applicable)

Package/Service Information:
Package Status (Enabled/Canceled/Suspended)
Package Name
Package Price
Bill Day
Occurrence (monthly, quarterly, etc.)
Services
Services prices
Service date (from and to dates)
Discounts (including tower trade)
Status
Package Speed
Private IP Address
Public IP Address (if applicable)
MAC Address
Web Site (if applicable)
E-mail address (if supported by KeyOn)
Next Bill Date
Network and Tower
When are invoices sent (example: check pay customers are sent 14 days prior to service date)

Provisioning:
Tower Name
Tower and Network Coordinates (Lat and Long)
Tower Physical Address
Network Name
Access Point Name
Speeds
Private IP Address
Public IP Address (if applicable)
MAC Address

Accounting:
Current AR Aging report by Customer
Detailed list of outstanding AR by line item (wireless, equipment rental, etc.)

Detailed list of customer with credit balances
Detailed list of Deferred Revenue